Exhibit 99.1

OPERATING AND FINANCIAL REVIEW OF VCI GLOBAL LIMITED AND ITS SUBSIDIARIES.

The following discussion and analysis are intended to help investors understand the significant factors affecting our results of operations, financial condition, liquidity and capital resources. You should read this discussion together with our interim unaudited condensed financial statements and related notes in Exhibit 99.2 of this Current Report on Form 6-K (this “Form 6-K”). Also read our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (“2024 Form 20-F, filed with the Securities and Exchange Commission on May 13, 2025. The following discussion and analysis contain forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the 2024 Form 20-F.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our unaudited consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and June 30, 2024.

Our interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year. Any monetary amounts listed in the paragraphs of the following discussion and analysis are approximate figures taken from the applicable table.

Overview

We are a multi-disciplinary consulting group with key advisory practices in the areas of business and technology. Each of our segments and practices is staffed with consultants recognized for their wealth of knowledge and established track records of delivering impact. With our core group of experts experienced in corporate finance, capital markets, legal, and investor relations, we illuminate our clients’ paths to success by helping them foresee impending challenges and identify business opportunities. We leverage our in-depth expertise to assist clients in creating value by providing profitable business ideas, customizing bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting growth.

Since our inception in 2013, we have been delivering our services to companies ranging from small-medium enterprises and government-linked agencies to publicly traded conglomerates across a broad array of industries. Our business operates solely in Malaysia, with clients predominantly from Malaysia, and some engagements with clients from China, Singapore and the United States.

A.	Operating Results

Results of Operations

The results of operations presented below should be reviewed in conjunction with our interim unaudited condensed financial statements and related notes in Exhibit 99.2 of this Form 6-K. The following table sets forth our results of operations for the periods indicated:

	Six months ended June 30, 2025		Six months ended June 30, 2024
	RM	US$	RM	US$
Revenue	78,963,971	18,744,266	61,483,330	13,033,862
Revenue – related party	-	-	3,268,262	692,839
Total revenue	78,963,971	18,744,266	64,751,592	13,726,701

Other income	1,714,372	406,953	491,401	104,172
Cost of services	(15,431,359)	(3,663,057)	(3,981,563)	(844,052)
Depreciation of property and equipment and right-of-use assets	(871,637)	(206,907)	(510,568)	(108,235)
Amortization of intangibles assets	(995,845)	(236,391)	-
Directors’ fees	(14,748,787)	(3,501,030)	(10,672,584)	(2,262,483)
Employee benefits expenses	(11,010,726)	(2,613,698)	(7,705,426)	(1,633,475)
Provision for allowance for expected credit losses on trade and other receivables	(3,377,614)	(801,769)	(368,459)	(78,110)
Provision for allowance for expected credit losses on loan receivables	(117,029)	(27,780)	-	-
Rental expenses	(200,895)	(47,688)	(269,160)	(57,059)
Legal and professional fees	(4,469,259)	(1,060,901)	(3,531,157)	(748,571)
Finance cost	(50,012)	(11,872)	(28,786)	(6,102)
Other operating expenses	(9,760,217)	(2,316,855)	(11,935,191)	(2,530,143)
Profit before income tax	19,644,963	4,663,271	26,240,099	5,562,643
Income tax expense	-	-	(826,402)	(175,189)
Profit for the period	19,644,963	4,663,271	25,413,697	5,387,454

Revenue

Our revenue is driven in part by our ability to offer market-leading service offerings to add value to clients. We derive our revenues substantially from our business and technology consultancy service offerings and solutions that we deliver to our clients. Each contract has different terms based on the scope, deliverables, timing and complexity of the engagement.

Depending on the terms of the service engagement contract, our revenues are derived from a few principal types of billing arrangements as explained below:

Business consultancy

●	Retainer engagements

In our retainer based engagements, the client is billed according to the predetermined fees and billing period. The retainer fee is determined based on amongst others, the value, complexity and scale of the engagement. Throughout the period of the retainer engagement, we provide clients with holistic business or technology consulting services. It is the client’s expectation in these engagements that the pre-established fee will not be exceeded except in mutually agreed upon circumstances.

●	Performance-based fees

In performance-based billing arrangements, we agree to a pre-established fee in exchange for a predetermined set of professional services. Generally, the client agrees to pay a fixed fee over the specified services engaged. We set the fees based on our estimates of the complexity, scale, costs and the time it would take to complete the engagements.

●	Success fees

Similar to performance-based fees, success fees engagements generally tie fees to the attainment of contractually defined objectives or upon the closing of a project. We agree to a pre-established fee in exchange for a predetermined milestone. Success fee revenues may cause variations in our revenues and operating results due to the timing of achieving the criteria. Generally, success fee is either attained in the form of cash or shares in our clients’ companies. The latter opens the door for our clients and us to capitalize on forward-looking opportunities, to grow and to thrive together.

Technology consultancy

Software is key to business efficiency as the right software solutions make a world of difference in the day-to-day business operations. Our aim is to optimize businesses’ operations with the right, cost-effective software solutions that improve business efficiency and productivity while reducing operating costs and saving time.

●	Consulting fees

Clients are billed according to a predetermined consulting fee for a period of engagement. The consulting fee is determined based on amongst others the value, complexity, applicable program, required information technology (“IT”) professionals and skills, and the scale of the engagement. Throughout the engagement, we provide clients holistic technology consulting services. The right software solutions add value to business practices, and we achieve that by identifying and understanding the kinds of software most suited to the size, needs, and requirements of the client’s business and industry.

●	Development fees

In our Technology segment, certain clients are billed based on the proprietary software developed in accordance with the requirements of the clients. We provide bespoke and customized program, software, and website development tailored to the needs of the clients’ business in facilitating the adoption and integration of technology to boost their business performance.

●	White label technology fees

Our revenue under the technology segment also stems from providing white label technology whereby we purchase ready-made licensed software products and thereafter execute our rebranding and develop white label software that meets our clients’ needs. Apart from that, according to our clients’ requirements, we provide customization services on ready-made software.

●	Software-as-a-Service (SaaS)

Moving forward, we have plans to expand our revenue model by adding SaaS via the development of a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

The table below sets forth details of our revenue for the periods indicated.

	Six months ended June 30, 2025		Six months ended June 30, 2024	Change
	RM	US$	RM	%
Business strategy consultancy fee	34,064,797	8,086,215	52,647,479	(35)
Technology development, solutions and consultancy	39,357,954	9,342,691	8,250,188	377
Interest income	5,359,512	1,272,227	3,193,950	68
Others	181,708	43,133	659,975	(72)
Total revenue	78,963,971	18,744,266	64,751,592	22

Our revenue increased by RM14.2 million, or 21.95%, to RM79 million (US$18.7 million) for the six months ended June 30, 2025 compared to RM64.8 million (US$13.7 million) for the six months ended June 30, 2024, which was primarily due to the increase in revenue from Technology Development, Solutions and Consultancy and interest income.

The revenue from business strategy consultancy fee decreased by RM18.6 million, or 35%, to RM34 million (US$8.1 million) for the six months ended June 30, 2025 compared to RM52.6 million (US$11.2 million) for the six months ended June 30, 2024. This is primarily attributable to the completion of multiple business consultancy projects by the end of 2024. The Group has secured a few new projects as of June 30, 2025 but they are still at early phase.

Technology development, solutions and consultancy revenue increase by RM31.1 million, or 377% to RM39.4 million (US$9.3 million) for the six months ended June 30, 2025 compared to RM8.3 million (US$1.7 million) for the six months ended June 30, 2024. The increase is due to the completion of multiple IT projects and the secure of few new IT projects as of June 30, 2025.

The revenue from interest income increased by RM2.2 million, or 68%, to RM 5.4 million (US$1.27 million) for the six months ended June 30, 2025 compared to RM3.2 million (US$677 thousand) for the six months ended June 30, 2024. The increase is due to our expansion of our loan portfolios as of June 30, 2025.

Revenue from other services consists of management fees and marketing-related services. The revenue from other services decreased by RM478 thousand, or 72.47%, to RM182 thousand (US$43 thousand) for the six months ended June 30, 2025 compared to RM660 thousand (US$140 thousand) for the six months ended June 30, 2024.

Other income

	Six months ended June 30, 2025		Six months ended June 30, 2024	Change
	RM	US$	RM	%
Interest income	19,435	4,613	3,771	415
Gain on forex	768,785	182,492	352,100	118
Reimbursement income for expenses incurred	-	-	44,377	(100)
Reversal of impairment allowance on other receivables	625,137	148,393	64,384	871
Rental income	295,000	70,026	-	100
Others	6,015	1,429	26,769	(78)
Total	1,714,372	406,953	491,401	249

Other income was RM1.71 million (US$407 thousand) and RM491 thousand (US$104 thousand) for the six months ended June 30, 2025 and for the six months ended June 30, 2024 respectively.

Interest income represents to the interest earned from bank fixed deposit placements and current account balances. Interest income increased by RM15.7 thousand, or 415%, to RM19.4 thousand (US$4.6 thousand) for the six months ended June 30, 2025, compared to RM3.8 thousand (US$ 799) for the six months ended June 30, 2024.

The reversal of impairment allowance on other receivables represents amounts previously provided for in the financial year ended December 31, 2024, which were subsequently recovered during the six months ended June 30, 2025. The reversal was mainly due to successful collection efforts and improved credit assessments of certain customers during the period.

Cost of services

The table below sets forth details of our cost of revenue for the period indicated.

	Six months ended June 30, 2025		Six months ended June 30, 2024	Change
	RM	US$	RM	%
Consultant fee	1,060,007	251,622	3,465,205	(69)
IT expenses	13,865,348	3,291,321	42,003	32,910
Training costs	-	-	47,635	(100)
Other	506,004	120,114	426,720	19
Total	15,431,359	3,663,057	3,981,563	288

Our cost of services increased by RM11.45 million to RM15.43 million (US$3.66 million ) for the six months ended June 30, 2025 compared to RM3.98 million (US$844 thousand) for the six months ended June 30, 2024, which was 288% increment.

Consultant fee costs decreased by RM2.41 million, or 69%, to RM1.06 million (US$252 thousand) for the six months ended June 30, 2025 compared to RM3.47 million (US$735 thousand) for the six months ended June 30, 2024. The consultant fee refers to the our costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the U.S. Capital markets consultant, which such consultant fee payment shall be included and treated as part of our consultation services for its clients during the initial public offering’s process.

IT expenses were RM13.87 million (US$3.29 million) for the six months ended June 30, 2025 compared to RM42 thousand (US$8.9 thousand) for the six months ended June 30, 2024, representing an increase of RM13.82 million (US$3.28 million) or 32,910%. The significant increase was primarily attributable to the increase in IT projects and lack of internal resources, thus highly dependent on outside IT subcontractors.

Training costs was nil for the six months ended June 30, 2025 and RM47.6 thousand (US$10 thousand) for the six months ended June 30, 2024.

Other cost of services was RM506 thousand (US$120 thousand) for the six months ended June 30, 2025 compared to RM427 thousand (US$90 thousand) for the six months ended June 30, 2024.

Operating expenses

The table below sets forth details of our operating expenses for the period indicated.

	Six months ended June 30, 2025		Six months ended June 30, 2024	Change
	RM	US$	RM	%
Depreciation of property equipment and right-of-use assets	871,637	206,907	510,568	71
Amortization of intangible assets	995,845	236,391	-	100
Directors’ fees	14,748,787	3,501,030	10,672,584	38
Employee benefit expenses	11,010,726	2,613,698	7,705,426	43
Provision for allowance for expected credit losses on trade and other receivables	3,377,614	801,769	368,459	817
Provision for allowance for expected credit losses on loan receivables	117,029	27,780	-	100
Rental expenses	200,895	47,688	269,160	(25)
Legal and professional fees	4,469,259	1,060,901	3,531,157	27
Finance cost	50,012	11,872	28,786	74
Other operating expenses	9,760,217	2,316,855	11,935,191	(18)
Total	45,602,021	10,824,891	35,021,331	30

Depreciation

Depreciation was RM872 thousand (US$207 thousand) for the six months ended June 30, 2025, an increase of RM361 thousand compared with RM511 thousand (US$108 thousand) for the six months ended June 30, 2024, primarily due to additional assets acquired, such as renovation for new office located at Level 33, Tun Razak Exchange.

Directors’ fees

Directors’ fees increased from RM10.67 million (US$2.26 million) for the six months ended June 30, 2024 to RM14.75 million (US$3.5 million) for the six months ended June 2025, with an increase of RM4.08 million or approximately 38%, which was a result of an increase in directors’ fees effective from January 2025.

Employees’ benefits expenses

For the six months ended June 30, 2025, the employees’ benefits expenses were RM11.01 million (US$2.61 million), an increase of RM3.3 million compared with RM7.7 million (US$1.63 million) for the six months ended June 30, 2024. This is due to increase in salaries which was mainly derived from share-based compensation awards and annual salary increment. However, in June 30, 2025, we do not include statutory contribution for Elmu Group as we have lost the control, resulting in statutory contribution dropped as of June 30, 2025.

Provision for allowance for expected credit losses on trade and other receivables

An allowance for expected credit losses on trade and other receivables amounting to RM3.38 million (US$802 thousand) was recognised for the six months ended June 30, 2025, compared to RM368 thousand (US$78 thousand) for the corresponding period in 2024. The significant increase was primarily due to higher credit risk exposure arising from customer concentration, as a substantial portion of the Group’s receivables was attributable to a few major customers during the period.

Provision for allowance for expected credit losses on loan receivables

Provision for allowance for expected credit losses on loan receivables amounted to RM117 thousand (US$27.8 thousand) for the six months ended June 30, 2025.

Rental expenses

Rental expenses decreased by approximately 25% which is RM68 thousand, from RM269 thousand (US$57 thousand) for the six months ended June 30, 2024 to RM201 thousand (US$48 thousand) for the six months ended June 30, 2025. The Group has decided to discontinue the tenancy of virtual office in Singapore which has expiry date on June 2024.

Legal & professional fees

Legal and professional fees were RM4.47 million (US$1.06 million) for the six months ended June 30, 2025, an increase of RM938 thousand when compared with RM3.53 million (US$749 thousand) for the six months ended June 30, 2024. This is primarily due to our fund-raising activities.

Finance cost

Finance cost increased by 74%, which is RM21.2 thousand from RM28.8 thousand (US$6.1 thousand) for the six months ended June 30, 2024 to RM50 thousand (US$11.9 thousand) for the six months ended June 30, 2025, primarily due to the leasing of a new office located at TRX.

Other operating expenses

Other operating expenses included marketing expenses, office expenses, travelling expenses, and others. Other operating expenses decreased by RM 2.17 million, from RM 11.93 million (US$ 2.53 million) for the six months ended June 30, 2024, to RM 9.76 million (US$ 2.32 million) for the six months ended June 30, 2025. The decrease was mainly attributable to lower marketing expenses, which declined by RM 2.9 million as no major marketing campaigns were conducted between January and June 2025.

We expect overall operating costs, including marketing expenses, salaries, professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Operating income

The Group recorded an operating income of RM19.64 million (US$4.66 million) for the six months ended June 30, 2025, as compared to RM26.24 million (US$5.56 million) for the corresponding period in 2024, representing a decrease of RM6.6 million, or approximately 25%. The decrease was primarily attributable to a substantial increase in the cost of services, arising from the Group’s engagement of external IT professionals to enhance its technological capabilities in the areas of generative artificial intelligence (AI) solutions and AI digital human technologies.

Income tax expense

The income tax expense was nil for the six months ended June 30, 2025 compared to income tax expense of RM826 thousand (US$175 thousand) for the six months ended June 30, 2024.

The Group did not recognise any provision for income tax expenses as the majority of its profit-making subsidiaries for the six months ended June 30, 2025, have sufficient unutilised tax losses carried forward from previous years to offset their current period taxable profits. In addition, the Group anticipates incurring additional expenses in the second half of the fiscal year ending December 31, 2025, which may result in a decrease in overall profitability for the year.

Fair value adjustment on financial assets measured at fair value through other comprehensive income

Outstanding equity investments measured at fair value through other comprehensive income (“FVTOCI”) are remeasured to an updated fair value at each reporting period with changes in fair value recorded to “Financial assets measured at FVTOCI” in the consolidated statement of financial position and to “Fair value adjustment on financial assets measured at FVTOCI” in the consolidated statement of comprehensive income. See “Note 4 – Financial assets measured at FVTOCI” in “Notes to the interim unaudited condensed consolidated financial statements” in exhibit 99.2 of this Current Report on Form 6-K for a description of how the fair value of the equity investments are determined.

Liquidity and Capital Resources

We monitor our liquidity risk and maintain a level of cash and cash equivalents, deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows. We consider cash from operating activities as the principal source of cash generation for our business. Cash and cash equivalents decreased by approximately RM26.6 million to RM9.6 million (US$2.3 million) as of June 30, 2024 compared to RM36.2 million ($8.1 million) as of December 31, 2024. As of the date of this filing, we believe that our cash and cash equivalents of RM9.6 million as of June 30, 2025 along with other actions the Company is taking are sufficient to fund ongoing operations for at least the next 12 months. We will seek to improve its liquidity position by potentially taking any or all of the following actions: improving collection of the outstanding trade and other receivable balances of RM155 million, as of June 30, 2025 and reducing general and administrative expenses.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Six months ended June 30, 2025		Six months ended June 30, 2024
	RM	US$	RM
Cash generated used in operating activities	4,081,572	968,874	(44,977,192)
Cash (used in)/generated from investing activities	(191,719,658)	(45,509,925)	5,130,755
Cash generated from financing activities	173,796,877	41,255,461	38,917,298
Net (decrease) / increase in cash and equivalents	(13,841,209)	(3,285,590)	(929,139)
Effect of foreign exchange	(12,730,189)	(2,526,311)	2,164,575
Cash and equivalents at beginning of period	36,214,258	8,100,899	4,637,279
Cash and equivalents at end of period	9,642,860	2,288,998	5,872,715

Operating activities

Net cash generated from operating activities consists primarily of net income adjusted for non-cash items, changes in working capital and income tax expense. The timing between the conversion of our trade receivables into cash from our customers and distributions to our employees and vendors are the primary drivers of changes to our working capital.

Net cash generated from operating activities for the six months ended June 30, 2025 was RM4.1 million (US$969 thousand), which consists of our profit before tax of RM19.6 million (US$4.7 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash primarily included share based payment for director fee at RM14.6 million (US$3.5 million), provision for allowance for expected credit losses on trade receivables and loan receivables is RM 3.5 million (US$830 thousand), amortization of intangible assets at RM996 thousand (US$236 thousand). The principal items accounting for the changes in operating assets and liabilities was (i) RM4.9 million (US$1.2 million) of increase in trade and other receivables and (ii) RM19.8 million (US$4.7 million) of increase in trade and other payables.

Investing activities

Net cash used in investing activities was RM192 million (US$45.5 million) for the six months ended June 30, 2025 compared to RM5.1 million (US$1.1 million) generated from investing activities for the six months ended June 30, 2024. Cash used in or generated from investing activities was mainly due to our investment in QuantGold Data Group Limited which worth RM126 million (US$30 million) and Reveillon Group Limited which is worth RM176 million (US$39.4 million).

Financing activities

Net cash generated from financing activities was RM173.8 million (US$41.3 million) for the six months ended June 30, 2025 compared to RM38.9 million (US$8.3 million) generated from financing activities for the six months ended June 30, 2024. Cash generated from financing activities for the six months ended June 30, 2025 was primarily related to RM160.5 million (US$38.1 million) in proceeds from our at-the-market offerings, private placement, the exercise of warrants.

Capital Expenditures

We have no material capital expenditures planned for the next 12 months.

Contractual Obligations

See “Contractual Obligations” under “Liquidity and Capital Resources” in the Company’s 2024 Form 20-F.

Off Balance Sheet Arrangements

None.

Quantitative and Qualitative Disclosures about Market Risk

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

Market risk management

The Group activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Foreign currency risk management

The Group also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in significant currency other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
	RM	RM	RM	RM
United States Dollar	65,644,242	46,423,441	9,694,158	869,929

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currency against the functional currency (“RM”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	June 30, 2025	December 31, 2024
	RM	RM
United States Dollar	2,797,504	2,277,676

Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes to the financial statements. The Group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, no material impact to the Company’s profit or loss.

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. At the end of each reporting period, the Group maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the Statements of Financial Position.

In order to minimize credit risk, the Group has delegated its finance team to develop and maintain the Group’s credit risk grading to categorize exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Group’s own historical repayment records to rate its major customers and debtors. The Group’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognizing ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Doubtful	There has been a significant increase in credit risk since initial recognition	Lifetime ECL- not credit-impaired
In default	There is evidence indicating the asset is credit impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off

For trade and loan receivables, the Group has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Group determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

As at the end of the reporting period, the allowance for ECL is disclosed in Note 10 and 11 to the financial statements.

Liquidity risk management

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyse our cash and cash equivalents and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations, equity financing, and short-term borrowing from banks and related parties.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from end of the reporting period. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

The Group maintains sufficient cash and cash equivalents, and internally generated cash flows to finance their activities.

Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of the Group’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.